EXHIBIT 99.1

B2Gold Announces Positive Preliminary Economic Assessment Results for the Antelope Deposit at the Otjikoto Mine in Namibia; After-Tax NPV (5%) of $131 Million with an After-Tax IRR of 35%

VANCOUVER, British Columbia, Feb. 04, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the preliminary results of a positive Preliminary Economic Assessment (“PEA”) prepared in accordance with National Instrument 43-101 on the Antelope deposit located at the Company’s Otjikoto open pit and underground gold mine in Namibia (“Otjikoto”). The Antelope deposit, which comprises the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to confirmatory drilling, is located approximately 4 kilometers (“km”) southwest of the existing Otjikoto open pit. All dollar figures are in United States dollars unless otherwise indicated.

Highlights

  Enhances the production profile at Otjikoto, with continued strong exploration upside at the Antelope deposit
    Underground gold mine with an initial life of mine of approximately 5 years (“Life of Mine”).
    Average grade processed of 5.75 grams per tonne (“g/t”) gold over the Life of Mine.
    Life of Mine gold production of approximately 327,000 ounces with an average gold recovery of 95%.
    Average annual gold production expected to be approximately 65,000 ounces per year over the Life of Mine.
      In combination with the processing of existing low-grade stockpiles, average annual Otjikoto gold production expected to be approximately 110,000 ounces per year from 2029 through 2032.
    Projected all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) of approximately $1,095 per gold ounce over the Life of Mine.
  Strong project economics
    Life of Mine after-tax free cash flow of $185 million at $2,400 per ounce gold price.
    Assuming a discount rate of 5.0%, net present value (“NPV”) after-tax of $131 million, generating an after-tax internal rate of return (“IRR”) of 35%, with a project payback on pre-production capital of 1.3 years.
    Estimated pre-production capital cost of $129 million.
  Leverages experience gained by developing and operating the existing Wolfshag underground mine at Otjikoto
    Permitting and environmental requirements and processes are well understood, and the Antelope deposit is located within the existing mining license area.
    The existing Wolfshag underground mining team can manage the development and operation of the Antelope underground mine.
    Existing relationships with suppliers, contractors, regulators, and consultants increases the confidence level of the PEA and reduces cost and execution risk.
    Surface infrastructure including camp, workshops, offices, and power is in place and operational.
  Exploration upside remains to expand the size of the Antelope deposit
    A total of $7 million is budgeted for exploration at Otjikoto in 2025 to focus on expanding and refining the Antelope deposit with a total of 44,000 meters (“m”) of drilling planned.
    Drilling at the Antelope deposit in 2025 will include 2,500 m of selective infill drilling down to 25 m x 25 m spacing, to better assess the short range continuity of high-grade mineralization in the Springbok Zone.
    Other objectives of the 2025 campaign include extending the footprint of Antelope deposit south of the Springbok Zone and to the north, to establish links between the highly prospective Oryx Zone and high-grade mineralization intersected in drill holes approximately one km south of the Otjikoto Phase 5 open pit.

PEA Overview

The PEA, with an effective date of January 15, 2025, was prepared by B2Gold and evaluates recovery of gold from an underground mining operation located approximately 4 km southwest of the existing Otjikoto open pit. Three years of initial mine development includes portal excavation and construction, approximately 3.5 km of primary decline development, and installation of ventilation and other services. The underground mining operation will move up to approximately 1,400 tonnes per day with development-based mining methods (assuming a 3.0 g/t cutoff grade and 4.0 m minimum mining thickness), which will be hauled to the existing processing plant at Otjikoto. Underground gold production will be blended with existing Otjikoto low-grade stockpile feed to increase previously projected gold production by an average of approximately 65,000 ounces per year over the estimated Life of Mine. Engineering and cost parameters, including mine production and development rates and costs, are based on actual costs for the Wolfshag Underground Mine with adjustments for the Antelope Mineral Resource and mine design, and include cost contingencies of 20% for fixed costs and 25% for variable costs. The Inferred Mineral Resource estimate for the Antelope deposit that forms the basis for this PEA includes 1.75 million tonnes grading 6.91 g/t gold for a total of 390,000 ounces of gold, the majority of which is hosted in the Springbok Zone. The Antelope deposit remains open along strike in both directions, highlighting strong potential for future resource expansion.

The PEA assumptions include revenues using a gold price of $2,400 per ounce over the Life of Mine and current prices for fuel, reagents, labour, power and other consumables. The key parameters of the PEA are presented in the following tables:

Table 1 - Key Parameters of the PEA

Life of Mine
Production Profile
Years	5
Ore tonnes processed (Mt)	1.9
Average gold grade processed (g/t)	5.75
Gold recovery (%)	95.0
Gold ounces produced (oz)	327,392
Average annual gold production (oz)	65,478
Operating & Capital Costs
All-In Sustaining Costs[1] ($/oz gold)	1,095
Pre-production capital ($M)	129

Notes:

  AISC consist of cash operating costs, royalties, corporate G&A, and selling costs and excluding pre-production capital costs. See “Non-IFRS Measures”.
  Capital and operating costs include contingencies of 20% (fixed costs) and 25% (variable costs).
  Mining parameters include a 3.0 g/t cutoff grade, and minimum thickness of 4.0 m.

Table 2 – Project Economics Summary

$2,400/oz Long-Term Gold Price
After-Tax
NPV5.0% ($M)	131
IRR (%)	35
Payback (years)	1.3
Free cash flow ($M)	185

Note:

  NPV5.0% is calculated as of the start of construction expenditure.

Chart 1 – Incremental Production and Cost Profile by Year

Chart 2 – Free Cash Flow by Year

Note:

  Assumes $2,400 long-term gold price.

Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement the low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade.

The PEA is subject to a number of assumptions and risks including, among others, that all required permits, permit amendments, and other rights will be obtained in a timely manner, that development of the Antelope deposit will have the support of the government, geotechnical, hydrogeological, and metallurgical assumptions will be confirmed, current selective infill drilling will confirm the continuity of high-grade material in the Springbok Zone, and costs will be similar to the PEA estimates.

The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Economic Sensitivities

The Antelope deposit is sensitive to the gold price, as demonstrated in the following table:

Table 3 – Economic Sensitivity to Long-Term Gold Price

Long-Term Gold Price ($/oz)	After-Tax NPV5.0% ($M)	After-Tax IRR (%)
$2,000	69	23
$2,200	100	29
$2,400	131	35
$2,600	162	40
$2,800	193	44

Antelope Deposit Mineral Resource Estimate

The Mineral Resource estimate for the Antelope deposit has an effective date of June 14, 2024, and is reported using a gold price of $1,850 per ounce.

Inferred Mineral Resource Estimate

Category	Domain	Tonnes	Gold Grade (g/t)	Contained Gold Ounces
Inferred	Springbok	1,630,000	7.09	370,000
Inferred	Other	130,000	4.60	20,000
Inferred	Total	1,750,000	6.91	390,000

Notes:

  The Qualified Person as defined under National Instrument 43-101 for the Springbok Zone June 2024 Mineral Resource estimate is Andrew Brown, P.Geo., B2Gold’s Vice President, Exploration.
  Mineral Resources have been classified using the 2014 CIM Definition Standards. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no guarantee that all or any part of the Mineral Resource will be converted into a Mineral Reserve. Inferred Resources are considered too geologically speculative to have mining and economic considerations applied to them that would enable them to be categorized as Mineral Reserves.
  Mineral Resources are reported on a 100% basis.
  The Springbok Zone June 2024 Mineral Resource Estimate assumes an underground mining method. Mineral resources are reported within optimized stopes that were created using a 3 g/t Au cut-off and minimum thickness of 4 m.
  “Other” resource ounces are adjacent to the main Springbok Zone and are within the 50 x 50 m drill spacing that defines the inferred mineral resource.
  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.

Antelope Deposit Next Steps

The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit.

In addition, as part of the $7 million exploration budget for 2025, exploration drilling will continue to advance the Antelope deposit, including closely spaced drill holes to confirm the Mineral Resource, and wider spaced drill holes along strike with the aim of extending the deposit to the north and south.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Persons

Peter D. Montano, P. Eng., Vice President, Projects, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; the results and estimates in the Antelope deposit PEA, including the project life, average annual gold production, total gold production, ore tonnes processed, capital cost, net present value, after-tax net cash flow and payback; the potential to convert existing inferred resources to the indicated category; and the potential to develop the Antelope deposit as an underground gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Photos accompanying this announcement are available at:
https://www.globenewswire.com/NewsRoom/AttachmentNg/3737a561-8160-4994-903f-08a13c98a4da

https://www.globenewswire.com/NewsRoom/AttachmentNg/bdfad632-8e83-46f2-810e-87dce07d8ade

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com